Exhibit 99.1

May 31, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS POSITIVE PRELIMINARY ECONOMIC ASSESSMENT FOR THE CORICANCHA MINE

Potential for Average Annual Production of Three Million Silver-Equivalent Ounces

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE American: GPL) (“Great Panther”; or the “Company”) reports the results of the Preliminary Economic Assessment (the “PEA”) for its 100% owned Coricancha gold-silver-lead-zinc-copper underground mine and mill complex (“Coricancha”). Coricancha is located approximately 90 kilometres east of Lima, Peru, and was acquired by Great Panther in June 2017. Coricancha has a 600 tonne per day processing plant and is fully permitted for production. Production was suspended at Coricancha in 2013 by the previous owner. The PEA will be filed on SEDAR and EDGAR within 45 days of this news release.

“We are very pleased with the results of the Coricancha PEA as it confirms the potential for average annual production of three million silver-equivalent ounces and estimates an after-tax internal rate of return in excess of 80%, with low capital costs”, stated James Bannantine, President and CEO. “We look forward to advancing Coricancha by building on the PEA and gaining a better understanding of the potential of the project as we begin preparations for full-scale mining and milling.”

With the PEA completed, Great Panther has decided to advance the project with the initiation of a trial stope and bulk sample program (the “Bulk Sample Program”) early in the third quarter of this year to further de-risk the project. The objective of the Bulk Sample Program is to provide confirmation of expectations regarding throughput, grades, and recoveries.

The PEA involved an in-depth review of underground development and mining methodologies, ore and waste handling, ore processing, tailings treatment and handling, environmental and social aspects, costs and sensitivities. The PEA focuses on the restart of Coricancha using existing processing plant infrastructure and a relatively small portion (approximately 28%) of the overall existing Mineral Resources (see press release dated December 20, 2017 and Cautionary Statement below) which are accessible through additional development work from existing mine workings. The focused mine plan provides insight as to the ability of Great Panther to restart Coricancha based on a relatively low initial capital investment which can be funded entirely from the Company’s current cash reserves. In the event the mine is returned to production, the development work in the PEA is expected to provide the opportunity to incorporate a greater portion of the existing resources into an expanded mine plan with a longer mine life. It is also expected to provide the access to conduct underground drilling, which may provide further opportunity to both add Mineral Resources, as defined by NI 43-101 and CIM Definition Standards (see Cautionary Note to United States Investors below) and extend the mine life.

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Great Panther will leverage its expertise in developing and operating underground, narrow vein mines in Mexico to advance Coricancha. The existing infrastructure in place includes a crushing and grinding plant, flotation and bio-oxidation plant, electrical and water supply, plus existing mine access development. With development associated with the Bulk Sample Program starting in 2018, and following a successful outcome, the Company expects to be able to make a decision in early 2019 to commence the restart of Coricancha. The Company presently does not plan to complete a feasibility study in connection with any production decision due to (i) the existing processing plant facility, (ii) the ability to move ahead to development and production based on low initial capital costs, and (iii) the Company’s knowledge of the mine and resource base.

PEA Summary

The PEA was prepared by Golder & Associates Inc. based on the updated Mineral Resource Estimate. All amounts in this news release are in U.S. dollars (“USD”) unless otherwise noted. The summary of the PEA results is presented in the tables and charts below:

Table 1: Life of Mine Average Metal Prices, Grades, Recoveries and Payable Factors

Metals	Base Case Metal Price Assumptions	Head Grades	Recoveries	Effective Payable Factors
Silver	$16.50/oz	171 g/t	92%	90%
Gold	$1,300/oz	4.1 g/t	80%	97%
Lead	$1.10/lb	1.3%	77%	94%
Zinc	$1.50/lb	2.6%	83%	84%
Copper	$3.00/lb	0.4%	78%	96%

Table 2: Silver-Equivalent Grades and Net Smelter Return

Mineral Value	Unit	Value
Head Grade	AgEq g/t	768
Net Smelter Return (“NSR”)	$/tonne	$295

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Table 3: PEA Base Case Summary

Input	Unit	Value
Mine Plan
Processed Tonnage (Life of Mine (“LOM”))	Tonnes	608,053
Target Average Annual Throughput	Tonnes/Year	193,500
LOM	Years	3.75
Metal Production (LOM)
Silver	Million Ounces	2.8
Gold	Thousand Ounces	64.2
Lead	Million Pounds	12.9
Zinc	Million Pounds	28.6
Copper	Million Pounds	2.3
Silver Equivalent Production	Million Ounces	11.7
Average Annual Silver Equivalent Production	Million Ounces	3.1
Gold Equivalent Production	Thousand Ounces	149.0
Average Annual Gold Equivalent Production	Thousand Ounces	39.7
Direct Operating Cost (per tonne)
Mining Costs	$/tonne	$55.71
Processing Costs	$/tonne	$68.83
Site General and Administration (“G&A”) Costs	$/tonne	$19.88
Other G&A Costs	$/tonne	$3.64
Total Operating Costs	$/tonne	$148.06
Cost Summary
Silver:
LOM Cash Cost (per payable silver ounce)	$/ounce	$(14.06)
LOM All-in Sustaining Cost (per payable silver ounce)	$/ounce	$(2.20)
Gold:
LOM Cash Cost (per payable gold ounce)	$/ounce	$70
LOM All-in Sustaining Cost (per payable gold ounce)	$/ounce	$547

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Silver-Equivalent:
LOM Cash Cost (per payable silver equivalent ounce)	$/ounce	$9.41
LOM All-in Sustaining Cost (per payable silver equivalent ounce)	$/ounce	$12.16
Gold-Equivalent:
LOM Cash Cost (per payable gold equivalent ounce)	$/ounce	$742
LOM All-in Sustaining Cost (per payable gold equivalent ounce)	$/ounce	$958

Note: Silver equivalent, gold equivalent, and by-product credits used in the calculation of Cash Costs and All-in Sustaining Costs are based on Base Case Metal Price Assumptions as described in Table 1 above.

Table 4: Capital Cost Summary

Capital Cost	Initial ($M)	Sustaining ($M)	Total ($M)
Mine Development
Lateral Development	$3.0	$11.7	$14.7
Vertical Development	$0.8	$6.7	$7.5
Rehabilitation	$1.6	$0.0	$1.6
Mine Development Contingency (10%)	$0.5	$1.8	$2.3
Subtotal	$5.9	$20.2	$26.1
Processing Plant
Process Plant Refurbish	$1.2	$0.0	$1.2
Process Plant Equipment	$0.6	$0.0	$0.6
Plant - Engineering, Procurement, Construction Management (10%)	$0.2	$0.0	$0.2
Plant Contingency (30%)	$0.6	$0.0	$0.6
Subtotal	$2.6	$0.0	$2.6
Other
Waste Rock Storage	$0.2	$0.8	$1.0
Tailings Dam	$0.0	$2.3	$2.3
Underground Ancillary Equipment	$0.1	$0.0	$0.1
Other Contingency (10%)	$0.0	$0.3	$0.3
Subtotal	$0.3	$3.4	$3.7
Total Capital Costs	$8.8	$23.6	$32.4

Note: Initial Capital is defined as any capital expenditure incurred prior to commencing commercial production whereas Sustaining Capital is defined as any capital expenditure incurred thereafter.

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Mine Plan

The PEA contemplates the use of standard cut-and-fill and resue mining techniques providing ore to support a target annual throughput rate of 550 tonnes per day to the mill.

Milling consists of conventional flotation and bio-oxidation plant. All processing material exits the mine via an underground ore pass system ending on the 140 level (the exit portal from the mine to the plant). This run-of-mine material is hauled by rail to be deposited in an underground bin, which feeds the primary jaw crusher. A ball mill, located near the adit entrance, is used to grind the material for pumping downhill to the concentrator.

Final saleable products include lead, zinc, and copper concentrates, as well as gold-silver dore. The average annual production from Coricancha is estimated at 3.1 million silver-equivalent ounces over the life-of-mine.

All permits are in place to restart the project. The Company is currently in discussions with Peruvian authorities regarding modifications to the closure plan for certain legacy tailings facilities of the mine. The PEA economics include the closure costs attributed to the mine plan and exclude the closure expenses associated with legacy operations which are reflected on the Company’s balance sheet. With regard to the latter, the Company has an agreement with the previous owner of Coricancha to fund a portion of these closure costs related to certain legacy tailings facilities. The Company has also been engaging the local communities to maintain effective communications, and to ensure alignment of interests of all parties as the project advances.

Economic Analysis

Operating costs are estimated to be $55.71 per tonne mining, $68.83 per tonne processing, and $23.52 per tonne for general and administration, for a total cost of $148.06 per tonne. Using the Base Case Metal Price Assumptions in Table 1, cash cost is estimated to be $(14.06) per payable silver ounce, or $70 per payable gold ounce over the life of the mine. All-in sustaining cost is estimated to be $(2.20) per payable silver ounce, or $547 per payable gold ounce, over the life of the mine.

Given that there is a processing plant in place, existing infrastructure, and a history of recent production (up to 2013), total capital costs are relatively small. The estimated initial capital expenditures of $8.8 million primarily comprise an internal ramp and ore pass system required to upgrade and improve the materials handling system. Life of mine sustaining capital is estimated to be $23.6 million.

Using the Base Case Metal Price Assumptions from Table 1, the mine is estimated to generate an after-tax net present value (“NPV”; 7.5% discount rate) of $16.6 million and an after-tax internal rate of return (“IRR”) of 81%. The project also has additional tax attributes that have not been incorporated in the PEA that could further improve economics. Charts 1 and 2 below provide sensitivities to the NPV and IRR, respectively.

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Chart 1: NPV Sensitivities

Chart 2: IRR Sensitivities

Opportunities to Enhance Economics

The Company has identified several opportunities to further enhance the economics of Coricancha and increase the life of mine. These include:

•	Converting additional Mineral Resources into the mine plan
•	Expanding the resource through underground drilling and development
•	Optimizing the mine plan and mine infrastructure

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Next Steps

The Company will begin the Bulk Sample Program with field work expected to begin early in the third quarter of 2018. The Bulk Sample Program will establish two trial stopes to test both contemplated mine methods. A 6,000 tonne bulk sample will be collected from the Constancia vein, which will be processed to confirm the mining rate, grades, metallurgical recoveries, and obtain the specifications of the final concentrate products. The Bulk Sample Program and associated development is expected to take approximately eight months. Subsequent development and capital investments necessary to restart Coricancha are expected to have a timeline of under a year after successful completion of the Bulk Sample Program.

Cautionary Statement - Preliminary Economic Assessments & Inferred Resources

The mine plan evaluated in the PEA is preliminary in nature and additional technical studies will need to be completed in order to fully assess its viability. There is no certainty that a production decision will be made to reactivate the Coricancha mine. In addition, we may determine to proceed with a production decision without completion of customary feasibility studies demonstrating the economic viability of reactivation of Coricancha. A mine production decision that is made without a feasibility study carries additional potential risks which include, but are not limited to, (i) increased uncertainty as to projected initial and sustaining capital costs and operating costs, rates of production and average grades, and (ii) the inclusion of Inferred Mineral Resources, as defined by NI 43-101 and CIM Definition Standards (see Cautionary Note to United States Investors below) that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be converted to a Mineral Reserve, as defined by NI 43-101 and CIM Definition Standards (see Cautionary Note to United States Investors below). Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work and economic analysis and internal studies to ensure satisfactory operational conditions and decisions regarding future targeted production. In addition, the results of the Bulk Sample Program may impact on the projected capital and operating costs, with the result that the projected NPV, IRR and cash flows may be adversely impacted.

Readers are cautioned not to assume that any part or all of Mineral Resources used in this PEA will ever be converted into reserves. Inferred Mineral Resources, in particular, have a great amount of uncertainty as to their existence and/or economic and legal feasibility and readers are cautioned not to assume that they will ever be upgraded to a higher category. Under Canadian standards, estimates of Inferred Mineral Resources may form part of preliminary economic assessment, but may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Mineral Resources that are not Mineral Reserves, do not, by definition, have demonstrated economic viability.

Qualified Persons

Great Panther engaged Golder & Associates Inc. to complete the NI 43-101 PEA for Coricancha. Samuel Mah, P.Eng., Great Panther’s Vice President of Corporate Development, is the Qualified Person under the meaning of NI 43-101 who reviewed and approved this press release. Ronald Turner, P.Geo., Daniel Saint Don, P.Eng., and Jeffrey L. Woods, SME, MMSA, are the independent Qualified Persons for the PEA, and are co-authors of the technical report.

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Webcast and Conference Call to Discuss Results of the Coricancha PEA

Great Panther will hold a live conference call and webcast to discuss the results of the Coricancha PEA today at 4:00 p.m. Eastern Daylight Time (1:00 p.m. Pacific Daylight Time). Mr. James Bannantine, President and CEO and Mr. Jim Zadra, CFO and Corporate Secretary will host the call.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration:	www.greatpanther.com
U.S. & Canada Toll-Free:	1 800 263 0877
International Toll:	+1 323 794 2094
Conference ID:	5524128

A replay of the webcast will be available on the Webcasts section of the Company’s website approximately one hour after the conference call.

About Great Panther

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also evaluating the restart of the Coricancha Mine in Peru, which it acquired in 2017, and continues to pursue the acquisition of additional mining operations or projects in the Americas.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements include, but are not limited to, statements with respect to the findings of the PEA for the Coricancha, Great Panther's estimation of Mineral Resources, the timing or ability to restart operations for Coricancha, the timing or ability to conduct further exploration, the timing and amount of estimated future production, costs of future production, future initial and sustaining capital expenditures, the completion of remediation activities, the timing and cost of the development of new deposits, the success of exploration activities, the success of converting existing Mineral Resources into an expanded mine plan, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving the Company's operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, inability to modify legacy tailings closure plans as intended, failure to receive tailings closure funding from mine’s previous owner, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, including the inability to conduct further drillings or to use conventional flotation and bio-oxidation methods, the lack of demonstrated reserves at Coricancha, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2017 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward-looking statements will prove accurate and results may vary materially from such forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements. The Company has no intention to update forward-looking statements except as required by law.

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CAUTIONARY NOTE TO UNITED STATES INVESTORS

The Mineral Resource Estimates and the references to Mineral Reserves and Inferred Mineral Resources contained to in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and use terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

For more information, please contact: Alex Heath Director, Investor Relations Toll Free: 1 888 355 1766 Tel: +1 604 638 8956 aheath@greatpanther.com www.greatpanther.com